GreenPlex Services, Inc.

10183 North Aero Drive, Suite 2

Hayden, ID 83835

Via Federal Express and Electronic Submission

June 3, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Damon Colbert

RE:

GreenPlex Services, Inc.

Registration Statement on Form S-1

Filed April 8, 2010

File No.  333-165951

Dear Mr. Colbert,

We hereby transmit for filing Amendment No. 1 to our Registration Statement on Form S-1

(File No. 333- 165951 ) .

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated May 6, 2010, in connection with our above referenced S-1 filing.  Responses to the comments contained in your comment letter correspond to the response numbers below.  Page numbers refer to the page numbers of the redlined version of the Amendment No. 1 to our Registration Statement on Form S-1, which we are sending to you via FedEx (tracking number 8703 3873 5173).

1.

We have made revisions throughout the Form S-1 in response to this comment.  We have decreased the number of shares being registered for resale by the officers and directors of the company.  Instead of each officer  registering for sale all 200,000 of their shares, each officer will only register 100,000 shares, or 50% of their total amount.  The officers will be selling approximately 25% of the total number of shares now being offered (1,180,000)

Non-affiliate shareholders will sell their shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board or listed on a registered national securities exchange, thereafter the shares will be sold at prevailing market prices or privately negotiated prices.  Affiliates will sell their shares at a fixed price of $0.10 per share for the duration of the offering.

2.

We have made revisions on the prospectus back cover, page 52, to add disclosure of the Dealer Prospectus Delivery Obligations.

3.

We revised our cover page to delete the identified statement.

4.

We revised the Prospectus Summary on page 2 to include the company phone number.

5.

We revised the Prospectus Summary to move the three identified sections to a location following the risk factors section, starting on page 10.

6.

We revised the identified statement in the Reports to Stockholders section on page 11.

7.

We revised the Reports to Stockholders section on page 11 to include disclosure required by Item 101(h)(5)(i).

8.

We revised our risk factors section to present the risk factors in the order of materiality.

9.

We revised our risk factor subheadings to concisely state the specific material risk each factor presents.

10.

We revised the risk factors section to consolidate duplicative risk factors.

11.

We revised the risk factors “We rely on our General Manager and will be harmed if he departs or becomes injured” and “We rely on our management and will be harmed if any or all of them leave” on pages 5 and 7, respectively, pertaining to our General Manager to identify his name.

12.

We revised the identified risk factor on page 5, “If we are unable to obtain financing in the amounts and on terms and dates acceptable to us, we may not be able to expand or continue our operations and development and so may be forced to scale back or cease operations or discontinue our business.  You could lose your entire investment” to remove the reference to “technology”.

13.

We revise the identified risk factor on page 7, “We rely on our management and will be harmed if any or all of them leave” to remove the verbiage indicating our management has lack of experience in the industry of our Company.

14.

We have revised the identified risk factor on page 7, “Because our officers and directors currently own a large percentage of our voting stock, and a significant ownership concentration may persist, you may have minimal influence over shareholder decisions” to disclose that the officers and directors will only be registering 50% of their shares for sale through this registration statement, but all such shares might not be sold.  If all their registered shares are sold, they still maintain significant control at 20% voting power.

15.

We have revised the identified risk factor on page 8, “We have no public market for our securities” which title is now “There is not now, and there may not ever be, an active market for our common stock” to disclose more detail on the lack of a trading market.

16.

We have revised the identified risk factor on page 8, “We have no public market for our securities” which title is now “There is not now, and there may not ever be, an active market for our common stock” to remove this statement and have revised disclosure in another risk factor to speak as of the time of effectiveness and disclose that the Company will have reporting requirements.

17.

We revised the identified risk factor on page 7, “We have a new and unproven business model, a new business approach, and may not generate sufficient revenues for our business to survive or be successful” to quantify the current number of service contracts and customers of the Company.

18.

We revised the identified risk factor on page 10, “If you purchase shares you will experience immediate and substantial dilution” which title is now “If you purchase shares you may experience substantial dilution in the future” to better disclose the basis for the dilution statement.

19.

We deleted the identified risk factor, “Risks related to our intellectual property” pertaining to Intellectual Property.

20.

We moved the disclosure from  the deleted identified risk factor, “Risks related to our intellectual property” pertaining to research and development to the Results of Operations section on page 45 and disclosed that no financial resources went into research and development.

21.

We revised the introductory paragraph in the Selling Security Holders section on page 12 to disclose the affiliates will only be able to sell 50% of their shares in this offering, and we have revised the Percentage Owned After column of the table in this section for accuracy.

22.

We revised the Selling Security Holders section on page 12 to identify the persons having control over the three identified entities.

23.

We revised the Business of GreenPlex Services section on page 15 to add additional disclosure pertaining to the role of government approval of our products and services.

24.

We revised the Introduction on page 15 to remove the reference to a “Business of Issuer” section that is not included in the registration statement.

25.

We revised the Market Analysis and Competition section on page 17 to add further disclosure about the Company’s competitive position in the industry.

26.

We revised the Employees section on page 18 to disclose the number of total employees and part-time employees.

27.

We revised the Employees section on page 18 to disclose the material terms of the employment agreement entered into with our General Manager.

28.

We have previously included disclosure on page 5 of the Company’s plans to raise at least $50,000 in additional capital through a private placement offering and the risks pertaining to this.  The risk factor heading is “If we are unable to obtain financing in the amounts and on terms and dates acceptable to us, we may not be able to expand or continue our operations and development and so may be forced to scale back or cease operations or discontinue our business.  You could lose your entire investment.”

29.

We have added disclosure on Page 48 in the Directors, Executive Officer, Promoters, and Control Persons section on our General Manager.

30.

We revised the identified statement on page 49 from “past five years” to say “past ten years”.

31.

We revised the business experience description of each officer to fully comply with Item 401(e).

32.

We added discussion in the Business Experience section on page 49 to discuss the experience, qualifications and/or attributes that led to the conclusion that person was qualified to be on the Board of Directors.

33.

We revised the Executive Compensation section on page 50 to clarify that our disclosure covers all compensation awarded to, earned by, or paid to the named executive officers.

34.

We revised the Security Ownership of Certain Beneficial Owners and Management on page 50 to identify the persons having control over the two identified entities.

35.

We revised the identified statement on page 51 in the Security Ownership of Certain Beneficial Owners and Management section for clarity.  No derivative securities of any type are presently outstanding.

36.

We revised Item 15 on page 54 to state the facts relied upon to make the exemptions available.

37.

We reconciled the two identified statements pertaining to the quantity of non-accredited investors and accredited investors on pages 51 and 54 to correctly state that there were 29 non-accredited and 15 accredited.

38.

We have revised the legal opinion to opine on the corporate laws of the jurisdiction of incorporation of the registrant and to update the amount of shares being offered.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 or the undersigned at (208) 591-3281 should you have any questions about the contents of this letter or the Amendment No. 1 to the Registration Statement on Form S-1.

Sincerely,

/s/ Kyle W. Carlson

Kyle W. Carlson

President & Chief Executive Officer

GreenPlex Services, Inc.